Exhibit 4.3

Execution Version

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Date of Note:	January 8, 2026
Principal Amount of Note:	$

For value received Alamar Biosciences, Inc., a Delaware corporation (the “Company”), promises to pay to the undersigned holder or such party’s assigns (the “Holder”) the principal amount set forth above with simple interest on the outstanding principal amount. No interest shall accrue on the then-outstanding principal amount for the period beginning on the date hereof and ending on July 31, 2026 (the “No Interest Period”). Commencing on the day immediately following the No Interest Period, simple interest shall accrue on the then-outstanding principal amount at the rate of 8% per annum and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall automatically convert pursuant to the terms and conditions of Section 2(d) below on July 8, 2027 (the “Maturity Date”).

1. Basic Terms.

(a) Series of Notes. This convertible promissory note (the “Note”) is issued as part of a series of notes (collectively, the “Notes”) issued pursuant to that certain Note Purchase Agreement dated January 8, 2026, as may be amended and/or restated from time to time (the “Purchase Agreement”), and having an aggregate principal amount not to exceed $56,500,000.00 and issued in a series of closings, including to the Lead Investors, and certain other persons and entities (collectively, the “Holders”). The Company shall maintain a ledger of all Holders. Capitalized terms used and not otherwise defined herein will have the meanings set forth in the Purchase Agreement.

(b) Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata (based upon then-outstanding principal amounts of the Notes then held by such Holders) among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.

(c) Prepayment. The Company may not prepay this Note without the consent of holders of a majority of the outstanding principal amount of the Notes, which majority must include the Lead Investors and the T. Rowe Price Majority (the “Requisite Holders”).

(d) Most Favored Nations. If, while this Note is outstanding, the Company issues other indebtedness of the Company convertible into equity securities of the Company, Simple Agreements for Future Equity or similar instruments convertible into equity securities of the Company, or amends any existing indebtedness convertible into equity securities of the Company (collectively, the “Other Debt”), then the Company will provide the Requisite Holders with written notice thereof, together with a copy of all documentation relating to the Other Debt and, upon request of the Requisite Holders, any additional information related to the Other Debt as may be reasonably requested by the Requisite Holders. The Company will provide such notice to the Requisite Holders promptly (and in any event within thirty (30) days) following the issuance of the Other Debt. In the event the Requisite Holders determine in good faith that the terms of the Other Debt are preferable to the terms of this Note, the Requisite Holders will notify the Company in writing within five (5) days following the Requisite Holders’ receipt of such notice from the Company. Promptly after receipt of such written notice from the Requisite Holders, but in any event within thirty (30) days, the Company will amend and restate this Note to be substantially identical to the promissory note evidencing the Other Debt, excluding the principal and unpaid accrued interest.

2. Conversion and Repayment.

(a) Conversion upon a Qualified Financing. In the event that the Company (i) issues and sells shares of its preferred stock that is pari passu or senior to the then-most senior preferred stock of the Company to investors (the “Investors”) while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $150,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)), or (ii) completes an initial public offering (prong (ii), the “Initial Offering” and, prongs (i) and (ii) each, a “Qualified Financing”), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into the equity securities sold in the Qualified Financing at a conversion price per share equal to the product of (x) (1) the lowest cash price paid per share for the equity securities by the Investors in such Qualified Financing or (2) in the case of the Initial Offering, the price per share at which the shares of Common Stock are sold to the public by the underwriters for the Initial Offering, as set forth on the cover page of the final prospectus for the Initial Offering, multiplied by (y) 0.85 (the “Conversion Price”). The issuance of equity securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to equity securities sold in the Qualified Financing. Notwithstanding this paragraph, in the case of a Qualified Financing that is a preferred stock financing, the Company shall convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the preferred stock issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (x) the per share liquidation preference and the initial conversion price per share for purposes of price-based anti-dilution protection, which will be set in proportion to the Conversion Price; and (y) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

(b) Optional Conversion at Non-Qualified Financing. In the event the Company consummates, while this Note remains outstanding, an equity financing pursuant to which it sells shares of its capital stock in a transaction for capital raising purposes that does not constitute a Qualified Financing (a “Non-Qualified Equity Financing”), then the Requisite Holders shall have the option to require conversion of all then-outstanding Notes and any unpaid accrued interest into the shares of capital stock issued in such equity financing on the same terms and conditions as would otherwise apply to conversion of the Notes into shares of preferred stock in a Qualified Financing.

(c) Sale of the Company. If the Company consummates a Sale of the Company (as defined in the Company’s Amended and Restated Voting Agreement, dated January 8, 2026, by and among the Company and the other parties named therein (the “Voting Agreement”)) while this Note remains outstanding, then upon the written election of the Holder made not less than ten (10) days prior to the Sale of the Company the Holder shall have the option to (i) require the Company to repay the Holder in cash in

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an amount equal to two times (2.0x) the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal at the closing of such transaction; or (ii) elect to receive the amount and form of consideration that such Holder would be entitled to receive if such Holder had converted into shares of the Company’s Series C Preferred Stock, par value $0.0001 per share (the “Series C Preferred”) immediately prior to the closing of such Sale of the Company at a price per share equal to the Original Issue Price as defined in the Restated Certificate applicable to the Series C Preferred (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or similar events affecting the Company’s capital stock); provided further, that the amount received pursuant to this alternative election clause (c)(ii) shall not exceed a repayment premium of three times (3.0x) the outstanding principal amount of this Note. The Company shall give the Holder notice of a Sale of the Company not less than fifteen (15) days prior to the anticipated date of consummation of the Sale of the Company. Any repayment pursuant to this paragraph in connection with a Sale of the Company shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Sale of the Company or its agent) following the Sale of the Company in connection with payment procedures established in connection with such Sale of the Company (for the avoidance of doubt, solely in respect of the Holder’s ownership of this Note, the Holder shall not be required to execute documents required of stockholders in such transaction, such as support agreements, letters of transmittal, etc., in its capacity as a Holder).

(d) Maturity Date Conversion. In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert into shares of a newly created series of the Company’s preferred stock at a conversion price per share equal to the greater of: (i) 150% of the Series C Preferred Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or similar events affecting the Company’s capital stock); or (ii) the quotient resulting from dividing (x) six (6) times the Company’s last twelve (12) months of revenue, measured at the time of conversion and in accordance with GAAP, by (y) the Company’s fully-diluted capitalization, excluding the shares issuable upon conversion of the Notes or any Other Debt (the “Maturity Date Conversion Price”). The newly created series of preferred stock shall have identical rights, privileges, preferences and restrictions as the Series C Preferred, other than with respect to the per share liquidation preference and the initial conversion price per share for purposes of price-based anti-dilution protection, which will be set in proportion to the Maturity Date Conversion Price. The Company shall use commercially reasonable efforts to take all necessary steps to cause the creation and authorization of such newly created series of preferred stock prior to the Maturity Date.

(e) Procedure for Conversion. In connection with any conversion of this Note into capital stock, the Holder shall surrender (or cause its custodian to surrender) to the Company and deliver to the Company customary documentation reasonably required by the Company (including, in the case of a Qualified Financing other than the Initial Offering, all financing documents executed by the Investors in connection with such Qualified Financing, as such may be modified by a side letter with the Holder); provided that, in the case of the Initial Offering, the Holder shall not be required to execute any documentation other than a market standoff agreement consistent with Section 4(d) hereof and a signature page joinder to that certain Amended and Restated Investors’ Rights Agreement, dated as of February 21, 2024, by and among the Company and the parties thereto (as amended, restated or otherwise modified from time to time, the “Rights Agreement”). The Holder shall deliver to the Company any such documentation as soon as reasonably practicable after the conversion of this Note; provided that, upon the closing of the Qualified Financing, Sale of the Company or the conversion on the Maturity Date, this Note shall be deemed converted and of no further force and effect, whether or not the Note is surrendered for cancellation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

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(f) Interest Accrual. If a Sale of the Company or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to ten (10) business days prior to the closing of the Sale of the Company or Qualified Financing.

3. Events of Default.

(a) If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an “Event of Default”:

(i) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

(b) In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by the Holder in enforcing and collecting this Note.

4. Miscellaneous Provisions.

(a) Waivers. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

(b) Further Assurances. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(c) Transfers of Notes. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

(d) Market Standoff. For purposes of this Section 4(d), capitalized terms used and not otherwise defined herein will have the meanings set forth in the Rights Agreement.

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(i) Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter of the Initial Offering, during the period commencing on the date of the public filing of the Registration Statement relating to the Initial Offering (the “Stand-Off Effective Date”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock held immediately prior to the Stand-Off Effective Date, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock, in cash or otherwise. This Section 4(d) shall not apply to (i) the sale of any shares to an underwriter pursuant to an underwriting agreement or the sale of any shares acquired in the Initial Offering or in the open market following the Initial Offering, (ii) the transfer of any shares to any trust for the direct or indirect benefit of a Holder or any Family Member of such Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, or (iii) the transfer of any shares owned by a Holder in the Company to its Affiliates, provided that the Affiliate of the Holder agrees to be bound in writing by the restrictions set forth herein, and shall only be applicable to the Holders if all officers, directors and greater than one percent (1%) stockholders of the Company enter into substantially similar agreements. This Section 4(d) shall only be applicable to the Initial Offering. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders that are subject to agreements, based on the number of shares subject to such agreements.

(ii) The underwriters in connection with the Initial Offering are intended third-party beneficiaries of this Section 4(d) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the Initial Offering that are consistent with this Section 4(d) or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Holder (and the shares or securities of every other Person subject to the foregoing restriction) until the end of such period.

(e) Amendment and Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Holder (provided such amendment or waiver does not provide an advantage to the Holder that is not provided to other Holders). Any provision of the Notes may be amended or waived by the written consent of the Company and the Requisite Holders. Upon the effectuation of such waiver or amendment with the consent of the Requisite Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

(f) Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

(g) Binding Agreement. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

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(h) Counterparts; Manner of Delivery. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i) Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(j) Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given if given in accordance with Section 5.5 of the Purchase Agreement.

(k) Waiver of Conflicts. Each party to this Note acknowledges that Cooley LLP (“Cooley”) has acted as counsel solely to the Company with respect to this Note, the Purchase Agreement and the transactions contemplated hereby and thereby (together, the “Note Financing”), and has negotiated the terms of the Note Financing solely on behalf of the Company. Cooley may have, in the past, represented and/or may, now or in the future, represent the Holder and/or its affiliates in other matters, including matters that are similar, but not substantially related, to the Note Financing. The applicable rules of professional conduct require that Cooley inform its clients of these representations and obtain their waivers of the conflicts that may arise from such representations. Each of the Company and the Holder hereby (i) acknowledges that such party has been advised about such circumstances and has had an opportunity to ask for additional information, (ii) acknowledges that, with respect to the Note Financing, Cooley has represented solely the Company and no other party, and (iii) gives its informed consent to Cooley’s representation of the Company in the Note Financing and Cooley’s representation of the Holder and/or its affiliates in other matters.

(l) Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five (5) calendar days of the date of this Note.

(m) Senior Indebtedness. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any senior secured debt of the Company and any other Senior Indebtedness in existence on the date of this Note or hereafter incurred. The Holder will execute subordination agreements in the form requested by any senior lender, in form and substance reasonably acceptable to the Lead Investors, substantially in the form attached to the Purchase Agreement. “Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

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(n) California Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS NOTE HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

[Signature pages follow]

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The parties have executed this Convertible Promissory Note as of the date first noted above.

COMPANY:

Alamar Biosciences, Inc.

By:
Name:	Yuling Luo, Ph.D.
Title:	Chief Executive Officer

E-mail:	yluo@alamarbio.com

Address:	47071 Bayside Pkwy.
Fremont, California 94538

The parties have executed this Convertible Promissory Note as of the date first noted above.

HOLDER:

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By:
Name:
Title:
E-mail:
Address: